Filed by StoneCo Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Linx S.A.

(Commission File No.: 1-38954)

The following is a transcript of communications made by StoneCo Ltd. to investors on August 12, 2020:

Operator:

Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the StoneCo second quarter 2020 earnings conference call. By now everyone should have access to our earnings release. The Company also posted a presentation to go along with its call. All material can be found at www.stone.co on the Investor Relations section.

Throughout this conference call the Company will be presenting non-IFRS financial information including adjusted net income and adjusted free cash flow. These are important financial measures for the Company but are not financial measures as defined by IFRS. Reconciliations of the Company's non-IFRS financial information to the IFRS financial information appear in today's press release.

Finally, before we begin our formal remarks, I would like to remind everyone that today's discussion might include forward-looking statements. These forward-looking statements are not guarantees of future performance and therefore you should not put undue reliance on them. These statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the Company's expectations. Please refer to the forward-looking statements disclosure in the Company's earnings press release.

In addition, many of the risks regarding the business are disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission, which is available at www.SEC.gov. I would now like to turn the conference over to your host, Rafael Martins, Investor Relations Executive Officer at Stone. Please proceed.

Rafael Martins - Investor Relations Executive Officer

Thank you operator and good morning everyone. I have here with me today Thiago Piau, our CEO, Lia Matos, our Chief Strategy Officer, and Marcelo Baldin, our CFO.

During this call we will discuss our financial and operational results for the second quarter 2020, provide you some updates on recent trends during the quarter and finally, talk a little bit about the M&A transaction we have just announced yesterday with Linx. We will be available for Q&A after our prepared remarks.

With that, I will pass it over to Thiago, so he can share his view on the main performance highlights and the strategic direction we are heading to. Thiago?

Thiago Piau – Chief Executive Officer

Thank you Rafa and thank you all for joining us today. Before we start the earnings presentation, I would like to give you some messages. I believe we all agree to say that 2020 will be one of the most disruptive years in our generation. The global pandemic's health and economic impacts led to many changes in our daily lives, behaviors, and perspectives but still, we have a great chance to learn and become better.

In the recent months, we saw remarkably positive trends in our business, with a strong record in the TPV and a sharp acceleration in secular trends that are beneficial to us, as the increase in electronic payments, the digitization of commerce and acceleration in the usage of digital banking and other technological tools.

Due to the investments made in the past and our company's capabilities and people, we have been able to seize the opportunities that arose amid the crisis to accelerate our business. Let me share three examples of that. First, we saw TPV growing 130% last month as a combination of a faster than expected economic recovery and by volumes brought by the Coronavouchers, a temporary government relief program on which we participate directly through our POS terminals and indirectly by leveraging on our end-to-end proprietary payments platform to process the volumes from our integrated partners.

Second, our proprietary and API driven digital banking platform is experiencing accelerated growth in recent months, with record of new accounts being opened, high engagement and record revenues coming from the platform, with a strong contribution from the beginning of our Banking as a Service offering to integrated partners.

Third, we provide different tools to help merchants sell online and digitize their businesses. With that, we saw revenue coming from our SMB digital clients more than doubling in the year and strong engagement trends in our software solutions, with some of them accelerating their growth during the recent times.

We are working hard to keep providing our merchants with the best service level in the industry while expanding our product offering. I am very proud of our team's dedication during these very challenging times and due to the recent improvements in the economic scenario and higher visibility of the near future, we are expanding back the team to meet the current demand, heavily investing in our future growth by acquiring new talents to join our operational and technology teams.

In order to keep providing the best service level to our clients, more than 40% of hubs personnel are back to the front line, observing all of the recommended procedures by the health authorities. Our client-centricity was again reflected in our customer support numbers in the quarter, with 87% of the calls rated as “excellent,” and 87% first call resolution.

And finally, I am extremely happy that we have reached an agreement to acquire Linx. This acquisition is a big step forward for us in the strategy to become the one stop shop for merchants of all sizes, supporting them in the online as well as in the offline world. Linx is a market leader in the retail management software market, having a strong presence in different retail verticals with 300 billion GMV and it also has strong presence in ecommerce software solutions. With hard work, investments in technology and focus on the clients´ needs, we are confident we will generate a lot of value for merchants in Brazil, as well as for our shareholders and the overall society. We will discuss this landmark transaction in more detail shortly.

Now, moving to the presentation, I would like to start on slide 3 with some highlights. Despite COVID-19 impacts, we saw TPV grow 28% in the second quarter, with a monthly acceleration within the quarter, reaching over 42% growth in July excluding Coronavoucher volumes.

Our take-rate excluding Coronavouchers volumes and financial relief provided to clients due to the COVID-19 outbreak, was 1.77%, roughly flat compared to the previous quarter, even though we had a higher mix of Digital and Integrated Partners, who have lower take rates, which was partially offset by higher take rate in the hubs. The reported take rate, considering the COVID-19 just mentioned effect was 1.67%.

We reported a 14% revenue growth and an adjusted pre-tax margin of nearly 30%, beating the adjusted pre-tax margin guidance of 20 to 24% that we have provided in our previous earnings call. Those results reflect both a stronger recovery in our clients’ businesses than previously anticipated as well as our execution capabilities and client diversification effects.

Our financial platform accelerated its growth rate with digital banking open accounts reaching 285,000 clients in July and with banking services revenue growing nearly three and a half times in just one month, between June and July, mainly due to the initial traction of our banking-as-a-service strategy.

We are seeing declining delinquency rates in our credit offering, which counted with more than 56,000 clients in July, with an improved ROA of 2.8% per month for the portfolio in July 20.

Our digital business has experienced strong growth during recent months, with online TPV growing nearly 9 times year over year in July, with a significant impact from coronavouchers. However, even excluding all volumes related to the government program, online TPV grew nearly 95% year over year during the month of July.

In our software front, we reached more than 300,000 subscribed clients in July, with over 100 million reais in total annualized Pro-forma software revenue. Pro-forma revenue means 100% of the revenue from the software companies we have invested in, even though we do not own 100% of all of them and therefore do not fully consolidate all their revenue in our top line yet.

Now, by joining our forces with Linx, we expect to accelerate the disruption of the commerce industry in Brazil, making high-quality software tools available to all merchants, combining it with a full financial platform and creating an integrated one- stop-shop powerful platform to merchants.

TPV in our bricks and mortar SMBs in the Hubs was already 9% higher in the 2nd half of Jul-20 compared to the first half of Mar-20, a period before the COVID-19 outbreak. Considering digital and integrated partners as well, the company´s overall TPV is already 11% above pre-COVID levels, even not considering Coronavouchers volumes.

Even though we have experienced a small decrease in our payments active client base in the second quarter, mainly driven by COVID-19 effects, the trends observed in the recent months already indicate we are resuming our trajectory of client base growth in the third quarter, in line with the growth of first quarter.

On top of Stone´s client base, we now count with TON´s client base. Our solution to micro-merchants presented over 50% growth quarter over quarter, reaching more than 35,000 clients in the 2Q. We are resuming investments in this new venture with discipline, and recent trends are encouraging.

Lastly, we expect operating leverage and margins improvement already in the 3Q20, with a combination of a more robust top line and our diligence in costs and expenses.

Now, moving to slide 4, we show that even with the 2nd quarter being the most impacted by the COVID-19 effects, we were able to keep our adjusted net margin flat and grow our TPV when compared to the previous quarter while increasing our cash flow generation.

These numbers show the strength and resilience of our business. Even during the most challenging time in our history, we were able to keep margins virtually flat and above 20% and with TPV not only growing versus last quarter but accelerating every month.

On the right side of the slide, we show our recent dynamics for TPV. To help the population during the COVID-19 outbreak, the Brazilian government is distributing a temporary financial aid, named "Coronavouchers" targeting the most vulnerable part of the population as autonomous, informal workers and people without income.

As an acquirer, Stone can participate in Coronavouchers transactions mainly through its Integrated Partners, benefitting from this acceleration in payments digitization. Even though these are debit-like transactions with lower take rates, they generate good incremental revenues for the company. Stone processed around R$2.0 billion in Coronavouchers in the second quarter of 2020 and R$9.3 billion in July only. However, it is important to notice that even excluding this relevant contribution, Stone's TPV grew 21.1% year over year in the second quarter, with increased growth every month through July, when it reached more than 42% growth, above first quarter 2020 levels.

On slide 5 we give a double click on overall TPV, hub operations and client base performance. Our total TPV in the 2nd half of July was 46% above the 1st half of March, which we consider here as the pre-COVID levels. Even excluding the coronavouchers effect, volumes are already 11% above those levels.

Besides, as shown in the graph, TPV in the Hubs is 9% above pre-COVID levels, benefiting from our growth investments, geographic diversification, and commerce reopening trend.

On the right side of the page, we show the positive trend in our client base. Since we report our active client base as clients that have transacted over the preceding 90 days, we saw the lockdowns that started in March having a direct impact in the second quarter numbers. However, we expect a significant client base growth for 3Q20.

Moving to page 6, we have a detailed explanation of our reported take rate. The decreases from the 1Q figures were mostly explained by a 10 bps decrease from Coronavouchers volumes and COVID-related financial relief offered to clients. Thus, our take rate excluding these effects was 1.77%, 4 bps lower than the previous quarter, explained mostly by the strong volumes from integrated partners and digital key accounts. However, as we show in the graph on the right, take-rate in the hubs, which was virtually flat since the beginning of 2019, is increasing even in the current environment, with the upsell of new solutions to our client base.

Finally, we are receiving many questions from our investors about our perspectives on the regulatory changes that the Brazilian Central Bank is promoting to improve the financial system and on page 7 we share with you some of our views.

The Brazilian Central Bank set November this year as the expected date for the beginning of two new initiatives that I will highlight, and Stone is uniquely positioned to compete in this scenario, leveraging on our differentiated technology and proximity with clients.

First, PIX's launch, the instant payments infrastructure promoted by the Central Bank and operated by market participants. This movement tends to accelerate the secular trend of payments digitization, increasing our addressable market. Years ago, we decided to build a proprietary API-driven banking platform that will enable us to offer PIX solutions to SMBs and digital clients and provide our banking-as-a-service infrastructure to integrated partners, such as software companies, wallets, among others. We will help merchants with technology and security to capture transactions through PIX QR codes, enable e-commerce transactions, and help disrupt Boletos. We can then monetize on these transactions, made without intermediaries such as issuers and brand fees, offering a value proposition to our clients, which will accept and use a faster and cheaper payment method.

Second, the receivables registration platform serves as an opportunity to expand our working capital addressable market by leveraging our hyperlocal distribution to prepay receivables from all merchants, including clients currently outside Stone ecosystem. Besides, it gives us more flexibility and security to offer credit to all merchants, significantly reducing risks, regardless of the payment method that they use.

As a company created to make merchants happier with great services, to help them sell more through different channels and manage their businesses better, we will continue investing in our technology, distribution and customer service to sustain our long-term competitive advantages and evolve our business according to the regulatory environment. Every time we have changes that level the playing field and enable more competition, users tend to experience significant benefits, favoring offers based on value proposition.

With all that said, I will pass it over to Lia to discuss updates on our strategic roadmap. Lia?

Lia Matos – Chief Strategy Officer

Thanks, Thiago and good morning, everyone. Thanks for joining us today.

I want to start on page 8 talking about our Digital and Integrated Partners Business. As Thiago mentioned, the impacts of the COVID brought many changes to society and one of them was the acceleration of consumers buying online. We saw our online TPV growing over 130% in the second quarter and, even when we exclude coronavoucher impact, we were able to grow close to 80%. Our year over year growth accelerated every month, with growth rates jumping to nearly 200% and 760% in June and July respectively. Again, excluding coronavoucher volumes, we still saw strong growth rates, close to 95% in both months.

As we observed in our last earnings call, our digital payment platform serves clients of all sizes and different business models, from social sellers to large marketplaces. One exciting trend that we saw during the quarter was a significant evolution in our digital SMB clients, who grew monthly revenues more than two-fold in the year, as shown in the graph on the right side of the page.

Page 9 brings an update of our banking platform, which, as we explained in previous calls, is offered in two ways. First, through our digital account to SMBs, which was launched last October. Second, through API integrations, which enable consumer- facing apps and other partners to offer banking services to their own clients.

We have invested over the years to build our banking platform from scratch, with the key elements of an open banking platform, which enables seamless API integrations to our own client facing solutions as well as our partners. Similar to how we did in payments, we are now scaling our banking platform to our client base of SMBs but also seeing a lot of interest from integrated partners to offer banking services by integrating to our platform, and we have started to scale that as well.

We have intensified technology investments in this business and now have a proven, stable and scalable platform, ready to take advantage of the increasing demand from partners looking to integrate transactional banking services on to their offerings.

We are seeing solid traction with both the Stone digital account and the Banking as a Service platform. First, we had a record increase in new clients in the quarter, reaching 248,000 clients in June and 285,000 clients in July, with engagement metrics as pre-paid card TPV and number of transactions growing strongly. Second, revenues are sharply accelerating bolstered by the successful integrations of partners through our public APIs. Although still at small scale, revenue coming from our banking platform in July was more than 3.4 times the revenue from June and eight times January levels.

Moving onto slide 10, we discuss our credit product. We had nearly 47,000 clients using our credit product in June and over 56,000 July, reaching a credit portfolio above 620mm reais in July. As shown on the graphs at the right side of the page, our portfolio delinquency is trending downwards at mid-single digit for the July cohort, with a consistent ROA of 2.8% per month. We have a diversified portfolio, both in terms of client concentration as well as geographically, with the largest 100 clients representing only 2% of the total outstanding and over 60% of the volume widespread among more than 1,600 cities in Brazil.

As we already mentioned in the beginning of the year, in 2020, we have a big challenge, which is a top priority for us: to become a complete financial platform for our clients. We aim to replace our clients’ traditional banking relationships over time, and I think we are on the right track to do so. However, to serve as a real one-stop shop for merchants, on top of the financial platform, we want to help our merchants to manage their business with higher efficiency and generating more sales. Here is where the ecosystem of solutions that we are building in the software space plays a vital role.

On slide 11, we bring a quick update on the evolution of our software solutions. As we announced before, we made four new investments in our ecosystem during the second quarter, which, combined to our organic growth, resulted in an 83% q/q increase in our software client base, reaching more than 280,000 clients in June and over 300,000 clients in July.

Even though we still don´t see all of these numbers in our P&L due to the phase of some investments, our annualized Pro-forma software revenue in the 2Q was over 100mm reais, showing an opportunity to both use software as a tool to increase the lifetime value of our client base but also to monetize on them.

We saw significant client organic growth across different segments during the quarter, with the customer engagement vertical, core payments and marketplaces services being the main highlights.

Several of our solutions are contributing to the acceleration of the digitization of our offline native client base. As an example, we have mLabs, with the number of social media posts growing over 70% in July when compared to January and Delivery Much, with GMV growing over 100% during the year.

Finally. I want to highlight the advantages in integrating software solutions with our financial platform. VHSYS is an excellent example of that. In the second quarter, they became fully integrated to our acquiring and banking platforms and have started to scale their integrated offering through their distribution channels, with July numbers being more than four times higher than January. With that, clients will have a seamless experience to manage their stores, moving towards our vision to become an integrated one-stop-shop for our clients.

This is just one example of technology integration and synergies between our financial platform and software providers that we will continue to invest in over time. Now, with the agreement to acquire Linx, we open a new avenue of cross selling opportunities to explore, by providing Linx’s clients with integrated software and payments solutions.

With this, I am going to pass it over to Rafael, who will discuss our financial results in detail. Rafa?

Rafael Martins - Investor Relations Executive Officer

Starting with slide 12, we present some financial and operating metrics for the company. As Thiago mentioned before, as we report our active client base on a 90- day basis, we are currently seeing in June numbers the effect of the lockdown measures that started to be enforced in many areas in the country in the second half of March. Even with this effect, we were able to post a 48% growth for our client base compared to the same period of last year. We already expect significant increase in our client base for the third quarter due the positive trends that we are observing over the month of July and beginning of August.

Our TPV grew 28% in 2Q20 compared to 2Q19, reaching 38.1 billion reais. This represents an addition of almost half a billion reais in TPV compared to last quarter, despite the second quarter being the one in which economy was hit the hardest due to COVID-19 effects.

Total Revenue and Income was R$667.4 million in the second quarter of 2020, an increase of 13.8%. Excluding Other Financial Income, which mainly comprises interest on cash, our Total Revenue and Income grew 15.5% to R$ 634.5 million in the second quarter. As we announced last quarter, we provided some of our clients that were most impacted by COVID-19 a financial relief in the form of limited-time exemption in subscription and lower prepayment rates. Those reliefs have had a negative impact of R$13.3 million in the quarter.

On slide 13, we show our consolidated P&L and on slide 14 the evolution of our operating leverage and profitability. We had a significant increase in our total costs and expenses as a percentage of revenues and our financial expenses, on the other hand, went through a significant decline, which we will go over in more detail. This led our adjusted net margin to stay flat compared to last quarter, at 22.5%.

Going over to slide 15, we dig deeper into our operating deleverage in the quarter, as total costs and expenses as a percentage of revenues went from 46.8% in Q1 to 60.4% in the second quarter of 2020. We had a couple of factors impacting this increase, with two main non-recurring items: (i) severance costs related to the reduction of our workforce in May, which amounted to R$15.2 million and (ii) a one- time fine from a card scheme in the amount of R$14.0 million related to the non- usage of a specific product called 3DS, which was a discussion within the whole payments industry. These two effects combined contributed in 4.4 percentage points in our deleverage. Apart from that, we continued to invest in the growth and expansion of our new solutions, including banking, software, credit and TON. These higher investments added 2.7 percentage points in deleverage, which also includes marketing for our Compre

Local campaign to help our SMB clients throughout the crisis. Also, 4.2 percentage points are explained by deleverage related to lower revenues amid COVID-19 and 2.3% comprise of other effects, such as facilities expenses related to the return of workplaces, third party services, among others.

With that, even though we will keep investing in the growth of our company and the evolution of our business, we expect significant improvement in our operating leverage throughout the rest of the year.

Now, going over in more detail on each P&L line item, our Cost of Services reached R$198.7 million or 29.8% of Total Revenue and Income in the quarter, an increase of 12.6 percentage points over the same period last year. This increase was mainly due to (i) higher investments in new solutions and technology, (ii) higher personnel expenses related to the severance costs from the reduction of our workforce in May,

(iii) the just mentioned one-off item related to the card scheme fine and (iv) higher D&A as well as provisions and losses.

Administrative Expenses were R$89.9 million, or 13.5% of Total Revenue and Income, broadly in line with the prior-year period, despite the one-off expenses from severance costs. Compared to last quarter, Administrative Expenses increased from 10.3% of Total Revenue and Income to 13.5%, mainly due to (i) severance costs, (ii) expenses from new solutions, mainly new investees in software and (iii) higher third- party services.

Selling Expenses were R$114.7 million in the quarter, an increase of 31.4% versus last year, mainly explained by (i) marketing expenses related to TON and the Compre Local campaign and (ii) severance costs, which was partially offset by higher efficiency reflecting benefits from the resizing executed in May.

Compared with last quarter, Selling Expenses as a percentage of revenues increased by 1.6 percentage points, explained by the same factors from the year over year comparison.

Financial Expenses were R$62.6 million, a decrease of 20.5%, compared with the second quarter of 2019, mainly due to the lower CDI rate, which more than compensated the higher volumes in the quarter.

Compared to the previous quarter, Financial Expenses as a percentage of Total Revenue and Income decreased significantly, as pointed out previously, from 20.7% to 9.4%. This reduction is mainly explained by (i) the negative effect from COVID-19 in the first quarter when we took measures prioritizing short-term liquidity, (ii) lower CDI rates and (iii) a higher proportion of own capital to fund our clients working capital solutions.

As we indicated, in the last quarter we took several measures to strengthen our balance sheet position and increase our liquidity, generating significant one-off impacts in our P&L. In the second quarter, we saw a much more stable market which enabled us to keep providing our clients with all the required working capital needs but with much lower costs.

As a result, our adjusted pre-tax margin was 29.9%, higher than management's perspective given at the last earnings result of between 20.0% to 24.0%, as the economic recovery from the COVID-19 pandemic is trending better than anticipated.

Our Adjusted Net Income for the quarter was R$150.3 million, with a margin of 22.5%, flat quarter over quarter and already factoring in COVID-related impacts as severance costs from the reduction of our workforce in May, financial relief given to clients and the construction of a temporary hospital, totaling R$33.5 million in the period.

Finally, on slide 16, we show our adjusted free cash flow, which was 141.4 million reais in the second quarter, 77.7% higher than the same period in 2019.

Now, we would like to share with you some details about the acquisition of Linx we have just announced. We have uploaded a separate presentation specifically about the transaction in our website. You should have access to it already.

Now, I will pass it over to Thiago so he can share more details about the transaction. Thiago?

Thiago Piau – Chief Executive Officer

Thank you, Rafa. This day marks a significant milestone for our company. We were born in 2012 with a clear purpose: to help merchants to thrive through the offering of best-in-class service and products delivered by an amazing and talented team of hard-working people who always put our clients at the center of everything they do.

We are excited to join efforts with Linx in this journey and are looking forward to combining Linx’s deep expertise in vertical software and omnichannel solutions with Stone’s powerful technology and financial services capabilities, our strong culture and powerful distribution channels. I believe this will help us to become the one stop shop for merchants of all sizes, supporting them in the online as well as in the offline world. We will continue to focus on building solutions by applying best practices in technology, with constant client feedback and the use of data to drive product improvement roadmaps.

Stone has already established its positioning as a complete financial platform for brick and mortar SMBs and a full-stack digital payments solution for SMB digital clients, marketplaces, wallets, and subacquirers. More recently, Stone has advanced its strategy to become an integrated payments and software provider for SMBs by investing in a modern ecosystem of software solutions in different verticals and horizontals.

By investing in Linx, we will strengthen our offering by combining both companies assets and technology capabilities to create a go-to commerce enabling platform for clients of all sizes, capturing value from the digital commerce revolution in Brazil.

We are very happy with the chance to welcome Linx´s team to our Stone´s green culture, we know we have a lot to learn together and we have the opportunity to create an amazing value to both our clients, our team, our investors and the overall society.

Now moving to the presentation, we start on slide 3 with the deal overview. Linx is a leading software company which processes over R$300 billion GMV, counts with more than 70,000 retail clients and has a 99% retention rate. With this transaction we believe we will generate value in multiple ways.

First, we will combine the leading retail software solution with the best in class platform, which is the number one independent fintech in Brazil, to move towards a unified commerce platform, driving the integration between software and payments and exploring synergy opportunities.

Second, we will be able to provide Linx´s more than 70,000 clients with access to Stone´s payments and financial solutions.

Third, the deal expands Stone´s suite of software verticals & solutions, enabling the company to serve more businesses, more verticals and further penetrate its addressable market.

Finally, this transaction accelerates our strategic roadmap to become a “one-stop- shop” for merchants of all sizes and verticals.

Moving to slide 4, we highlight some numbers of the combined company. Excluding synergies, we will have a total LTM annualized revenue of R$3.6 billion and over R$800 million of adjusted net income. Also, Stone will have the opportunity to penetrate the over 300 billion GMV of Linx´s clients.

We are very happy to give this strategic big step in our evolution and it will be great to discuss in more details during the Q&A. First, I will pass over to Lia to discuss how Linx will help us to accelerate our strategic roadmap. Lia?

Lia Matos – Chief Strategy Officer

Thank you, Thiago and this is indeed a very exciting moment for us. Moving on to the presentation, on slide 5 we present how we view the strategic complementarity between Linx and Stone. We believe the acquisition will be a significant step forward in the direction of creating a complete omnichannel platform to accelerate the digitization of offline native commerce in Brazil. We want to achieve that by combining Stone’s financial service capabilities and the differentiated aspects of our business model with Linx´s strengths in software solutions and as an already comprehensive suite of digital enabling solutions.

On page 6, we describe the value drivers which will be unlocked by the acquisition, allowing Stone to progress on its strategic roadmap and create shareholder value through three main avenues: First, we expect to generate significant operational synergies and top-line growth by exploring cross-selling opportunities of financial services into Linx´s client base.

Second, we will help our merchants modernize and automate their core processes, providing them tools to adapt to an omnichannel world and increase their sales by bridging the gap between in-store and online and capturing a relevant share of the economics of the digital commerce market growth.

Third, we think we can further penetrate the software SMB market by “bringing into” Linx the operation and distribution core capabilities of Stone’s business model, namely its client service focus, hyperlocal distribution, and advanced technology, and combining that with Linx’s deep ERP and Omnichannel expertise to create tailor- made products for the SMBs. As a result of this combination, we believe we can further penetrate the software SMB market with integrated solutions.

Moving on to slide 7, we highlight the evolution of our strategy to invest in and acquire great software solutions. Since 2016, we brought onto our ecosystem fantastic entrepreneurs that developed great solutions to help clients simplify and automate multiple parts of their workflow, as well as better engage their consumers and sell more. We invested in different verticals and horizontals such as POS/ERPs for food, general retail and beauty, food delivery, Loyalty and CRM, digital media platform, among others. Stone has over 300,000 subscribed software clients as of July 2020, growing twofold compared to the 1Q20, mainly driven by investments in new portfolio companies.

The acquisition of Linx will be a big step forward in our journey. Together, we will reach 375,000 clients, further penetrating the software segment. As shown in slide 8, Linx serves its merchants through an end-to-end platform comprised of three product lines:

The first is Linx Core, which provides integrated business management software, such as ERPs, CRMs and POS management solutions across more than ten industry verticals.

Second, Linx Digital, provides an e-commerce platform designed to improve the omnichannel shopping experience, enabling retailers from the core verticals to engage, interact and transact with their clients and manage their inventories across physical stores, mobile applications, and online channels. Finally, Linx Pay Hub provides payment processing solutions integrated with its core and digital product lines and provides electronic payments and financial solutions, QR code aggregators, working capital solutions and digital accounts.

As shown on slide 9, Linx has a 99% retention rate in its diversified client base and over 900 stores use its omnichannel solution. More than 1.200 R&D employees are in charge of developing, operating and improving the solutions that give Linx more than 45% market share in retail management software and nearly 14% of market share of the e-commerce solutions market.

With nearly 85% of its gross operating revenue coming from subscription revenues, Linx generates more than 800 million reais in annual revenue with over 25% EBTIDA margin.

Now, moving on to slide 10, the combination of both companies capabilities will enable us to further penetrate our addressable market in two different ways. First, by establishing a leadership position in the software and payments retail space, strengthening Stone’s presence in Medium and Large clients with integrated software and payments solutions and creating significant monetization opportunities in financial services

Second, by strengthen our focus on helping merchants of all sizes to sell more through digital channels with a fully integrated platform, by combining our strength in digital payments with Linx’s leadership in the retail software market. With integrated solutions, Stone will be able to provide more compelling offerings, creating a significant competitive advantages. These two elements can unlock further penetration of a 120 billion reais revenue addressable market, comprised of acquiring, banking, credit and software, where the combined company today holds only around 3% market share.

With that said, I am going to pass on the word to Rafael who is going to talk more about synergies and the details of the transaction. Rafa?

Rafael Martins - Investor Relations Executive Officer

Moving to slide 11, we see many synergy opportunities arising from this transaction. On the revenue side, Stone has the opportunity to penetrate Linx´s clients with financial products, including its payments services through Stone’s proprietary end- to-end platform and banking services leveraging on Stone’s proprietary API driven banking platform. Besides, Stone will grasp on Linx´s know-how and existing software offering to develop new solutions to SMB clients, including omnichannel and O2O products to digitize these merchants.

In terms of cost synergies, we will leverage existing R&D to create combined solutions to merchants of all sizes, streamline overlapping G&A expenses and improve negotiation with suppliers and third-party providers. Important to say that we expect this deal to be EPS accretive already in 2021.

Finally, I would like to give you some details about the transaction.

Total consideration to be paid to Linx shareholders is R$33.76 per share, with 90% paid in cash and 10% in Stone shares. For each Linx share (or ADR), Stone will offer a cash amount of R$30.39 per share, plus 0.012677 StoneCo Class A shares. The offer implies a premium of 41.6% over the volume weighted average price for the preceding 60 days and 28.3% premium over the average price over the last 30 days.

Regarding governance, after the merger, a new software business unit will be created and will be managed by Stone´s leadership and Linx management team.

An Advisory Board will be created to guide and monitor the key strategic priorities, integration process and capture of synergies. Alberto Menache, current Linx CEO, will be Chairman of the Advisory Board, which will also include Stone leadership.

Following this announcement and after appropriate filings are made, Linx will call a shareholders meeting to effectively approve the merger, subject to the approval of Brazilian anti-trust authority (CADE)

With that said, operator, please open the call up to questions.

Operator:

At this time we’re going to open it up to questions and answers.

The first question is from Tito Labarta of Goldman Sachs. Please go ahead.

Tito Labarta

Hi. Good morning everyone.

A couple of questions. I guess, first on the take rates. We saw some pressure in the quarter as we expected. But when do you think, I guess, that normalizes? Do you think the impact of the Corona voucher, when you say impact third quarter? When should that get back to normal? And do you still expect take rates to be stable to higher in the longer term?

And then second question, regarding the merger with Linx, you mentioned synergies, just wondering if there's anything you can quantify there in terms of how much you expect from synergies? You mentioned you expect it to be EPS accretive in 2021. Does that mean you would capture all of the synergies by 2021? Or I don't know if there's a timeframe for how long it would take to capture the synergies? Any color you can give on that would be helpful. Thank you.

Thiago Piau – Chief Executive Officer

Hello, Tito. Thiago here speaking. Thank you very much for your question. So first, with take rates, actually, the way we are seeing our numbers, we are managing our core business in the same way as always and seeing the Corona voucher impacts in a separate bucket. Let me tell you why.

We are seeing the take rates in the hubs are going up, mainly because of the upsell of the banking and the credit solution, so I think that the traction in the hubs and the economics are pretty strong. And in the digital, we are seeing take rates on a very healthy stable levels, too. So we're very happy with the balance between growth and profitability that we have in our core. And we are seeing Corona voucher as almost as a separate number because we know that Corona voucher is not be here for the entire time. So that's made by the government. And that volume is accretive when you think about revenues and yields and results.

So that's why we're separating both. I don't know actually for how long we will have this Corona voucher impact and what would be the volume because that depends on the government program. But when you see the take rates on the hubs, we are very happy to see that our up-sell strategy is working pretty well. And I think that our team is doing an amazing job to offer those solutions in a simple way, and the merchants are understanding how the platform works and the results are good.

The second question about the merger and the synergies. It’s too, it's early to talk about the special numbers, but let me tell you this – we are not expecting to have all the synergy in 2021. I think that this is a long-term investment that we made, but we see the deal accretive in 2021 forward. So for the first year onwards, it will be accretive, mainly because our strategy has three main points that I would like to highlight.

First, more than the synergy in terms of cost, Linx has BRL 300 billion GMV, but BRL 250 billion payment volume. And I think that they are doing a great job in Linx Pay, with the combination of the products that we have in our payments playbook, I think the penetration of payments will be much higher. As you know, and I think that we already proved through our integrated channels and the digital big accounts that we serve, we know how to offer great solutions and create relationships with bigger clients, too. So I'm pretty confident that we will have good penetration with good margins in that 250 billion volume.

Number two is that I think that the combination between their digital platform with our fintech digital platform will create a big value proposition for merchants. There is a secular trends in terms of the digitalization of commerce in Brazil. I think that COVID accelerated that. This is something that we will be in a very good position to take advantage of for the future.

And the third step, which I think that is a more medium-term timeframe, they have a great vertical expertise. I think that with the combination of the knowledge of our company and Linx team, we can adapt solutions to the SMB and replicate the distribution channels that we have here to help to distribute those solutions to the SMB market and take advantage to the digitalization of SMBs too. So I think that this deal will be very accretive.

From the first year onwards, it will be accretive. It's still too early to say the exact number. So we will provide some color as the time goes by, but we are very happy with the deal.

Tito Labarta

Great. Thank you, Thiago – that’s very helpful. Maybe if I can, a couple of follow-ups, I guess with the merger in terms of penetrating Linx's sustainment volumes of BRL 250 billion, given that those would be more likely larger merchants, do you think that the take rate on those could be lower? Or with the software that you provide, just to get a sense of how you think the take rates for Linx merchants versus your current merchants?

And then a second follow-up on, I guess, take rate or more net margins. And you gave some good guidance for this quarter. Just thinking if you think margins go back to the levels we saw previous COVID-19 impact or how long you think that would take to get back to the more normalized margins you had in the past?

Thiago Piau – Chief Executive Officer

Great question, Tito.

So let me start with the margins. Yes, margin is going up. So we are already seeing the results on July and August, and we will get to the normalized margins by this year. We are not very worried about this, to tell you the truth. I think that we have a pretty stable business model and margins are coming up. So we have the same level of margins that we had pre-COVID levels this year still.

Regarding take rates and opportunity with this Linx merger. I believe the take rates in this strategy will be between the take rate that we have in the integrated partner's channels and the digital channel. So I think that this midsized market that links us very well positioned in the large markets is a market that we already understand by how we operate in digital and with some big integrated partners. So there's good profitability there.

Operator:

The next question is from Jorge Kuri of Morgan Stanley.

Jorge Kuri

Hi. Good morning everyone. I wanted to ask a little bit more detail on the TPV at Linx. I think you said 150 or 15, if you can clarify that?

And then out of that number, what percentage is already processed by Linx Pay? And if you can help us understand how that split between large customers, medium-sized customers or SMBs, you know, how much overlap is in your core business? And the large corporate space has relatively low margins, which are highly competitive and dominated by big volume companies like Rede and Cielo. Is that a market that is less interesting than we wouldn't expect you to penetrate on the payment solutions there but rather focus more on the software and banking? And . . . potential annualized TPV that you can capture over a certain period of years out of the total that is processed by Linx's clients today? Thank you.

Rafael Martins - Investor Relations Executive Officer

Hi. Jorge. Can you all hear me? Okay. Great. So to your question about TPV, what Thiago mentioned, the 250 billion, this is TPV, but not necessarily processed through Linx Pay, right? So just to make it clear. And we do have the TPV, significant TPV coming from medium and larger clients. Of course, in those clients, you have lower take rates, but we do see a big opportunity there.

I think when we look at our payment capabilities, we have, I mean, very low transaction costs. Of course, our sort of fixed cost nature of our platform is a big advantage, and we are able to be competitive there. Of course, again, it's lower take rates, but a huge pool for us to try to improve what they already have. So this is the first point.

I don't know if Lia wants to add a little bit to the other parts of your question?

Lia Matos – Chief Strategy Officer

Yeah, Jorge. Just to complement what Rafa mentioned, I think to the second part of your question, due to the nature of our open banking platform, we think that we can also be successful in integrating Linx platform to our transactional banking platform that, so that will give us an opportunity also to penetrate with other transactional services and banking and eventually credit. So we think that there is more opportunity beyond just penetrating Linx's base with payments.

Thiago Piau – Chief Executive Officer

And Jorge, just to complement, I'm really sorry that we are not talking too much about Linx numbers. We think that the Linx management team does an incredible job in their strategy and their numbers. They are a public company, so we have numbers that they disclosed publicly, but once this deal is closed, then we will have the ability to talk more about the numbers and how we see the numbers. But from, in this moment, we think that Linx management teams, they are the best one to talk about Linx numbers until the closing of the transaction. Thank you, Jorge.

Jorge Kuri

Great. If I may, just the 250 billion, which is what is processed through the retailers of Linx, I understand that's not the amount that is already in Linx Pay. Is that a number that you can disclose, what percentage of that BRL 250 billion is already TPV of Linx Pay and then it think would immediately transfer to you?

Rafael Martins - Investor Relations Executive Officer

Jorge, I think that they disclosed the Linx Pay volume. So I think that you can see by the disclosures that they do and by the investor presentations and the Investor Day, the Linx Investor's Day. The numbers that we have here, just to be clear, is that they have BRL 300 billion GMV in a total and BRl 250 billion TPV in electronic payments, processing through their clients. And they -- I think that they've disclosed the Linx Pay hub volumes in their number. So I think that with the public material, you can have more information about the Linx Pay hub.

Operator:

The next question is from Mariana Taddeo of UBS.

Mariana Taddeo

Hi. Good morning. I have a couple of questions. First is a follow-up on Tito's question on the potential synergies. I think that the revenue opportunities here for the Linx deal are more clear. I understand it's still early to quantify, but could you tell us a little bit more on the potential for cost synergies, where these could come from?

And my second question is regarding the hub. Now that the restrictions are reducing, could you please comment on your strategy for the second half of the year? How many hubs do you expect to open? And also, do you think after the layoffs and also back in May, you can work in the hub with a leaner structure and keep the same productivity? Thanks.

Thiago Piau – Chief Executive Officer

Mariana, thank you for your questions. Thiago here. In terms of cost synergy, I think that we have – we are planning here regular cost synergy by the merging of both companies. As you know, Linx made many investments and acquisitions over time. So I think that they have a great capability in terms of planning these cost synergies. We did this movement once in Stone too. We will not be aggressive in terms of cost synergies, because we think that they have a great and talented team. We want to be sure that we will protect the knowledge, the relationships and the good assets and people and talent of both companies.

So we are much more focused on the value creation in terms of the products that we are going to offer to our clients, then manage EBITDA and only the costs. You know our financial discipline, but I think that this merger is about creating more value to clients than anything else.

In terms of the hub, actually, this is a great question. We are back in our hiring process in the hubs. So we're expanding our team. We are almost -- I think that next month, we will be back in the speed in terms of increase of team that we had prior to the COVID. And yes, we will open more hubs because we already have cities in which our team is -- with feet on the streets and the health situation is better. So we expect to open more hubs through November and December if the health dynamics allow us to do. And while we are still waiting for this, we are increasing our team in the hubs that we have to create more density. So I think that those are the points regarding the hub traction.

In terms of the structure of the hub, during this pandemic, we learned how to have better processes. And I don't think that we will have a leaner structure in terms of the size of the team, but actually, we are improving productivity. So when we compare the productivity that we had prior to COVID and the productivity that we have nowadays, I think that the change in processes that we made and the way that we are executing now give us an advantage that we will keep. So we expect better productivity going forward.

Operator:

The next question is from Jeff Cantwell of Guggenheim. Please go ahead.

Jeffrey Cantwell

Hi. Good morning and thank you for taking my questions. You've talked about the resilience in your business. It certainly seems like things are continuing to improve here in July. You mentioned the TPV is 46% above the margin, which is great. I just wanted to ask if you can give us your thoughts about the outlook for

TPV? And how you're thinking about the back half of the year? It looks like your hubs are coming back, and there's been more workers and more activity over the course of the quarter and your client adds have been moving in a positive direction as well in July. And it certainly feels like you should continue to see a rebound in the back half of the year. Can you maybe talk about that? Any thoughts you could give us there would be great.

Thiago Piau – Chief Executive Officer

Hi Jeff, Thiago here. I will start to answer your question, and then I will move to Rafael, okay. So first talking about TPV and focusing on the hubs, as you said, we are seeing some movements that are very interesting here. First is that the speed of our clients being on-boarded is increasing. So productivity of our team and the onboarding process of clients is in a level that we were surprised. So we are very happy with that. And the average TPV of our merchants is much better than we thought in the beginning. So when we see the cohorts, we are actually getting more volumes from our clients that we were expecting. So the average TPV per client in this new cohorts are better than the other cohort, and that's a very positive effect that we should keep. So the combination of the acceleration in onboarding clients that we have shown to you in this presentation with a little bit bigger average TPV per client is making our TPV react on a positive trend. So we're happy to see how the hubs are -- the results of our hubs.

More than this, we believe that this trend of digitalization of commerce relationships is very strong. So we're very happy to see that the assets that we've built in the past with [indiscernible] and PSP, Mundipagg and Pagar.me, they have great results. So we decided to merge those solution and I think that those investments are really paying off in this new scenario. The decision to offer everything we do as a product as a platform for partners is yielding results in terms of volumes too.

Think about our strategy, this way. So we decided to create our core financial platform that serves as a product SMBs and as a platform, digital clients and integrated partners. So this combination of the PSP and gateway integrated with our payment platform give us the ability to capture volume with all of these commerce trends that is going on, so we're very positive on that. I think that the Corona vouchers volumes that we are getting, both the POS and the integrated partner, shows how our business model is prepared to adapt to the reality of the market, so I'm very positive with our numbers in the second quarter and the expectations for TPV going forward.

Rafael Martins - Investor Relations Executive Officer

Jeff, Rafael here. Just to complement Thiago's answer, so when you look at TPV in the third quarter, for example, we have mentioned in our presentation that we had BRL 9 billion of TPV only from Corona vouchers in July. So the dynamics in the third quarter, you should see a bigger take rate, sorry, a bigger TPV and a lower take rate because of those additional volumes. But as Thiago mentioned, this is important to highlight that despite a very low take rate, we have incremental revenue, right? So if you look at the growth in our TPV, excluding Corona vouchers, it was 42% already year-over-year in July. So we are seeing acceleration in the business regardless of the Corona vouchers, but we do have that dynamic of a big volume, which is incremental in revenue.

Thiago Piau – Chief Executive Officer

And Jeff, by third quarter -- just a second. Okay. So Jeff, by third quarter, we will show you the volumes of Corona vouchers separately and we will show you the take rate separately for you to understand the dynamics. So I think that the yields and the take rate trends in the core is pretty strong. And Corona vouchers by itself has good economics, that's why we decided to process those transactions. So I'm very positive with the use of the solutions, both in the digital and the hubs.

Jeffrey Cantwell

Okay. Great. That's very helpful color. I just wanted to -- I wanted to ask you a second one on the Linx combination. And from our standpoint, it's been very interesting to watch the past several months really for your company. As you're increasingly focusing on software. And here, it seems like you're really moving beyond payments in a meaningful way. So can you maybe discuss for us the opportunities that you're envisioning from the Stone-Linx synergies on Slide 11 of the presentation?

I just wanted to see if you can maybe give us an example of 4Q about where those synergy opportunities will come from. Is it the 70,000 Linx surfer clients that you think will use maybe they were using a competitor for payments in the past. And so the opportunities that you'll be doing the payments going forward? Is it a SMB client that comes to you through a hub and you sell Linx to software to them? I guess I'm just trying to understand that a little more.

And is it fair to say that we should be thinking about it as a combination that increases revenue per client per Stone? Is it -- is that fair? Any color there would be great.

Thiago Piau – Chief Executive Officer

Thanks, Jeff, Thiago here. So I will start, and then I'll pass it over to Lia. So I think you're right. The deal with this investment in Linx, it's about our best foot forward in terms of the software strategy.

So as you can see on Slide 7, we have made investments in software over the prior 2 or 3 years. And over the last 12 to 18 months, we decided to invest and watch and learn more about these combinations of software and the financial solutions. And now we see that these combinations of the retention of clients and the stickiness of the software solution, with the yields of the payments and the financial solution, something very, very strong. We think that Linx has a talented team and great solutions in the retail.

So we will keep our focus on merchants and retail. So I think that in terms of priorities and strategic priorities, we are very aligned. So for us, the strategic rationale makes all the sense. And this investment, it's only about creating better solutions to merchants in the retail here in Brazil. We are seeing a big change in the way that merchants want to have solutions and access the digital channels, integrations with marketplace, with e-commerce platforms with social commerce platforms. And by merging with Linx, I think we have all the tools required to help our merchants to take advantage of this digital transformation of the retail.

So for us, it makes all the sense. And by seeing Linx execution and products and our team's capabilities, our entrepreneurs, we decided to make this investment, and we are very comfortable with that. I think that it was made with discipline and a lot of courage because the strategic road map makes all the sense. Lia, do you want to complement?

Lia Matos – Chief Strategy Officer

Yes, Thiago. Jeff, just to complement a few points of what Thiago mentioned, I think there's 3 big avenues of value creation here, right? So the first is pretty clear. It's about penetrating Linx's client base with financial services, which we already described, I guess, in Jorge's question.

The second is really about combination of digital assets. So there's 2 important points that I think it's worth highlighting. The first is that we believe in Brazil, a lot of the digital commerce growth is going to come from those off-line native players digitalizing. And we want to be able to give them access to increase their sales by accessing different digital channels, so be that marketplaces, their own websites or social commerce.

When you think about the set of digital assets that Linx has developed and the set of digital assets that Stone has through its Pagar.me platform, this combination is something that we think is really powerful because we can combine the e-commerce platform, the gateway to connect to marketplaces and the order management system to Stone's API platform of payment services, right? So when you think about the combination of these 2, there's a powerful offering that we can offer clients. And when we think about economics, we're really layering the economics of payments on top of the economics of an e-commerce platform. So that's something that we think that we can evolve in a 1- to 1.5-year time frame to really have a powerful offering for Linx's client base. But then, of course, we want to take the next step, which is to simplify that to bring down to SMBs, right?

And then that, what we're calling our third value creation avenue, it will happen by both, at the same time, simplifying the core solutions from Linx to be able to offer those to SMBs and to really strengthening and developing a distribution platform for software, which is going to take into account the operation that Linx already has today and the knowledge and expertise that Linx has in distributing software with the elements that Stone has developed in its hub strategy. So all of the elements that we have developed in terms of client service, proprietary distribution, culture are elements that we want to bring in to really transform this distribution model for software in Brazil, which is something that we think that we can really, it's a challenge that we really want to take on, but we think that we can really, over the next two to three years, really achieve significant results.

Thiago Piau – Chief Executive Officer

So just 1 additional comment -- I'm sorry, just 1 additional comment, Jeff. So think about this combination as we are moving financial platforms and services upstream, while we are trying to learn with Linx's teams and bring POS and ERP solution downstream to SMB. So this combination for us is very powerful.

Operator:

The next question is from Thomas Peredo of BTG.

Thomas Peredo

Hi. Good morning everyone. Congratulations on the acquisition. And I have two questions, if I may. The first one is touching on this point that you guys mentioned a lot that it is an integrated payment platform for outside. So for us, the strategy for SMBs and the long tail, it's more clear. But if you could share a bit more detail on what is the strategy for going up the parameters for large accounts. So Linx has a good representation of this and indeed has a lot of clients that come from him. So how you guys are thinking of this strategy? How will you tackle large accounts? And what is the niche that you are focused more, is it more e-commerce and large retailers? Or if you intend to go to a more broad strategy?

And my second question is related to the ABC platform. The expansion of the number is impressive. And I was wondering if you could share a bit of detail of how much of these clients are coming from the core SMB business? And how much is coming from other channels and partnerships and the integrated partner, just so we can kind of understand how is the evolution in each of these two channels to grow this strategy.

Thiago Piau – Chief Executive Officer

Thank you, Thomas. Great question. Thiago here speaking. I think that in terms of the strategy with the payments and the financial platform moving upstream to this midsized and larger clients. Over time, we proved our ability to combine payments and software in a way that you create value proposition to your clients with good economics. And we did it in digital. So if you think the combination of the gateway and the payments or the PSP and the payments, is pretty much the combination that you do with software and payments. And you know that we serve big marketplaces and big clients in digital.

So I think that our strategy here with Linx will be trying to create the same rationale. So by integrating the software with the payments, you create better value proposition to your clients and by unit -- by seeing the unit economics or each -- of each one of those clients, you can have a bundle offer that will be interesting to balance yields and results for our company and value proposition to our clients. I think that there's only -- there's another big factor here was that this -- last month, we started our banking- as-a-service strategy. So we have now integrated partners doing wire transfer integrator for our APIs here. So this bank-as-a-service strategy is something that we really believe. So when you think about all the transactional activities that Linx's clients have to do, if they can help them to do -- buy their dashboards in Linx and 100% integrated, I think that, that will create great results. When we think about the transformation that it will happen in Brazil were fixed, I think that this position still put us in a good position to take advantage of that.

So there's many layers here in which the combination of software and financial solutions can create good value to clients with good economics to us.

And about the ABC, I will let Lia get your question, Thomas.

Lia Matos – Chief Strategy Officer

Sure, Thomas. I believe your question was related to the traction. So let me speak a little bit about where we are on the ABC strategy. So we really made a lot of developments and are really evolving in deploying the integrated platform to our SMB clients. As you saw, we disclosed a number of -- 67,000 clients already migrated to the fully integrated platform by July. But I guess the really exciting evolution is that now we are really being able to penetrate a very significant part of new sales in the hubs with a complete ABC offering. So I think that we're making very significant advancements there. And that is what explains the increase in the activity levels of our accounts, right? Because the more that our clients use the combined banking, credit and acquiring solution, of course, they use the banking as a domicile for their acquiring.

And then that naturally increases the activity levels of the banking solution. So we're really excited and seeing very good traction there.

The revenue increase that you saw is largely related to what Thiago just mentioned, which is that we are seeing a lot of interest also from integrated partners who want to integrate to our open banking platform to offer transactional banking services in their own solutions, right? So we've had good traction from that part of the business recently, and we are really excited with the opportunities of that part of the business as well.

Thiago Piau – Chief Executive Officer

So Thomas, just to complement that. So every time that we think about a business or a project that we are creating, there are 3 pillars that are very important. One is we’ll always keep this culture of client centricity to decide on the roadmap of features to our clients given the feedback and the learning look that we have at be in touch with them. And that's why we decided to create our banking solutions and integrating the ABC in the way that is best for our SMB merchants.

So when you see the evolution of number of accounts by first quarter, second quarter to July, it's all driven by the penetration of the banking in the SMB market. And the ABC numbers that you saw, the 67,000, is all ABC within the hub strategy and our channels that we do marketing in, it's all the SMB.

When you see revenue, it's about the third pillar that we, every time that we understand what is needed, and we think as a product to the SMB, we release this as an open platform for integrated partners. So that's why we now have integrated partners using our bank-as-a-service platform. So the increase in terms of revenue is because we have some big partners that transact a lot of wire transfer and use many of the services. So this strategy has really taken off. So that's why we have these good results in terms of the growth of revenue.

Operator:

The next question is from Craig Maurer of Autonomous Research. Please go ahead.

Craig Maurer

Good morning everyone and congratulations on the acquisition. A couple of questions. First, how quickly do you think, once the deal closes, you could move the TPV off of [indiscernible] platform onto your own that's associated with Linx Pay?

And secondly, with this acquisition, Stone is clearly becoming the -- by far the most integrated commerce capability provider to retailers, SMB and above, combining both financial services and retail technology and as well as, obviously, banking offerings.

How do you think the regulators will approach their view of the banks and their integrated acquirers going forward now? Do you think that they will allow, again, banks to start bundling offer -- offerings to compete with what Stone can now present as competition? Because, clearly, the argument seemingly around bundling has fallen apart now, and banks will likely push aggressively to get the regulator to allow them to bundle, again, to compete with what Stone has.

Thiago Piau – Chief Executive Officer

Craig, Thiago here speaking. That's a great question, actually. So let me tell you in two parts. First, about the TPV of Linx. I think that we have to be very disciplined here in the way that we articulate about this. I just want to be very clear that these transactions is subjected to the antitrust authority approves. So I think that we should not talk too much about Linx and the way the Linx do business. I think that Linx has to protect its relationship, its partnerships. It's very important. So I think that we cannot say anything about the Linx's relationships with their partners and suppliers. And we have to make sure that we follow all the roles when you have a process of investment like this.

Hello, can you hear me now?

Craig Maurer

I can hear you now, yes.

Thiago Piau – Chief Executive Officer

Sorry. I'm now in the back-up line. I dropped from my first line. So I think that we cannot say too much about this. And in terms of the regulators and the rationale about the banks and -- I think it's completely different the way that we approach our strategy. So I think that bundle offer is completely different than tight offer right? So we always want our software solutions to work with all financial platforms, and we want our financial platforms to work with all software solutions. That's why we believe that -- and when you see three years from now, we will have three great assets under the same umbrella. And strategic rationale will be Stone as an SMB-focused platform, financial platform for SMBs here in Brazil. We will have Pagar.me, our digital platform that serves as a fintech-as-a-service for digital clients. And we are building here a full omnichannel commerce platform to serve merchants in Brazil, and we want each one of those platforms to work with any providers that our clients want.

So for us, the opinion and the decision of our clients is the thing that matters the most. So if our clients want to use our financial solutions with a different software solution, for us it's great. If our omnichannel software platform, and our clients want to work with different financial provider for us, it's great, too. Our mind here is to create value proposition to help merchants to have better products and not create a way for our clients not to use the partners that they want. So we will be always focused on this client centricity and putting the needs of our clients in first place.

Operator:

This concludes the question and answer session. I will now turn over to Thiago Piau for final consideration.

Thiago Piau – Chief Executive Officer

Thank you. Thank you all once again for these great questions. We are very excited with the new phase of Stone and the great opportunity in front of us. I'm sorry that we cannot take more questions. We would love to have here more 1 hour, 1.5 hours of questions and answer. But unfortunately, as you know, we have launched our follow-on.

So we have to move for our roadshow, but we just want to thank you for all the support and see you next quarter. We are very excited with the future ahead of us. Thank you very much.

Operator:

The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between StoneCo Ltd. (“Stone”) and Linx S.A. (“Linx”) (the “Transaction”), Stone and Linx will file relevant materials with the

United States Securities and Exchange Commission (the “SEC”) including a registration statement of Stone on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents. INVESTORS AND SECURITY HOLDERS OF STONE AND LINX ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STONE, LINX AND THE TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Transaction will be made available, free of charge, to U.S. shareholders of Stone on Stone’s website at http://www.stone.co.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. These forward-looking statements include, but are not limited to, statements regarding the Transaction. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the shares of Stone or Linx, the risk that the Transaction and its announcement could have an adverse effect on the ability of Stone and Linx to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond Stone’s control, including those detailed in Stone’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.stone.co and on the SEC’s website at http://www.sec.gov. Stone’s forward-looking statements are based on assumptions that Stone believes to be reasonable but that may not prove to be accurate. Stone undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.